                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September 30, 1997

                        Nymox Pharmaceutical Corporation
                (Translation of registrant's name into English)

              9900 Cavendish Blvd., Saint Laurent, Canada, H4M 2V2
                    (Address of principal executive offices)

            [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F  [ X ]              Form 40-F _____


               [Indicate by check mark whether the registrant by
           furnishing the information contained in this Form is also
         thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes [ X ]                  No _____


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 12, 1997                         NYMOX PHARMACEUTICAL CORPORATION
                                                --------------------------------
                                                          (Registrant)



                                                BY: /s/ Roy Wolvin
                                                --------------------------------
                                                        Roy Wolvin

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its results for the third quarter of 1997.

R&D ACTIVITIES

     Nymox Corporation announced in September that it has developed a revolutionary new urinary test for Alzheimer's disease. The new test has been developed from Nymox's NTP based technologies and is entirely painless and non-invasive for the patient. The underlying basic NTP technology is derived from an ongoing licensing collaboration between Nymox Corporation and the Massachusetts General Hospital.

     "This technology represents the peripheral application of our NTP testing which has already been shown in brain studies and in spinal fluid to be by far the most accurate and helpful test for this use available in the world today", said Dr. Hossein Ghanbari, Senior Vice President of Nymox. "It is a spectacular step forward that we can now detect these critical marker molecules in urine in a non-invasive fashion. This is truly great news."

     The new test technology is currently being assessed in patients. "The full results from our trials will be made available later at medical conferences", said Dr. Ghanbari.

     In October, Nymox announced promising results in initial double blind clinical trials of its new urinary test for Alzheimer's disease. The study includes patients with Alzheimer's disease, normal controls and other neurological disease controls, from five different academic centers in the U.S.

     In addition to the Alzheimer testing technologies, the company has six treatment entities targeted for Phase One testing in the next 12 to 18 months, and two new diagnostics in development. Nymox currently has begun to launch its AD7C(TM) cerebrospinal fluid Reference Laboratory test in the U.S. and in Europe for use in Alzheimer's disease. The AD7C(TM) test was shown in multicenter clinical trials in 1996 to be as accurate as an autopsy in Alzheimer's disease. The full results from the AD7C(TM) spinal fluid studies will be made available through appropriate publication in a medical journal.

FINANCIAL RESULTS

     During the third quarter of 1997, Nymox has posted a net loss of Can$1,449,097 or Can$0.08 per share.

     The management of Nymox wishes to express its appreciation for the support of its shareholders.

Paul Averback MD - President
November 15, 1997

                     Consolidated Financial Statements of
                                 (Unaudited)



                       NYMOX PHARMACEUTICAL CORPORATION

                   Periods ended September 30, 1997 and 1996

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 1997 and 1996



FINANCIAL STATEMENTS

        Consolidated Balance Sheets...............................      1

        Consolidated Statements of Earnings.......................      2

        Consolidated Statements of Deficit........................      3

        Consolidated Statements of Changes in Financial Position..      4

        Notes to Consolidated Financial Statements................      5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 1997, with comparative figures as at September 30, 1996 and December 31, 1996
(in Canadian dollars)

                                                   September 30,     September 30,     December 31,
                                                       1997              1996              1996
                                                   -------------     -------------     ------------
                                                    (Unaudited)       (Unaudited)       (Audited)

ASSETS

Current assets:
        Cash...............................         $1,875,482        $4,014,580        $   75,303
        Short-term investments.............            653,462                 _         2,431,624
        Accrued interest...................                  _                 _            76,293
        Research tax credits receivable....            384,500           115,500           240,000
        Income taxes receivable............                  _                 _            17,014
        Other receivables..................             39,942            42,709                _
        Advance to director................             56,000            56,000            56,000
                                                   -----------       -----------       -----------
                                                     3,009,386         4,228,789         2,896,234

Capital assets.............................          1,454,348         1,039,339         1,317,973
                                                   -----------       -----------       -----------
                                                   $ 4,463,734       $ 5,268,128       $ 4,214,207
                                                   ===========       ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable and
            accrued liabilities....                $   189,042       $    66,314       $   384,226

Shareholders' equity:
        Capital stock..............                 13,852,154         9,302,691         9,302,691
        Deficit....................                 (9,577,462)       (4,100,877)       (5,472,710)
                                                   -----------       -----------       -----------
                                                     4,274,692         5,201,814         3,829,981
                                                   -----------       -----------       -----------

                                                   $ 4,463,734       $ 5,268,128       $ 4,214,207
                                                   ===========       ===========       ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Periods ended September 30, 1997 and 1996
(in Canadian dollars)


                                                    Three months ended                  Nine months ended
                                                       September 30,                      September 30,
                                              ------------------------------     -------------------------------
                                                     1997               1996            1997                1996
                                              -----------        -----------     -----------         -----------
Revenues:
        Interest ........................     $    25,386        $    42,463     $    46,855         $   114,556
        Sales............................               _                  _          18,927                   _
                                              -----------        -----------     -----------         -----------
                                                   25,386             42,463          65,782             114,556

Expenses:
        Research and development.........       1,026,682            764,478       2,039,761           1,433,552
        Less investment tax credits......         (46,500)           (19,000)       (144,500)           (115,500)
                                              -----------        -----------     -----------         -----------
                                                  980,182            745,478       1,895,261           1,318,052
        General and administrative.......          77,645            756,175         470,783           1,071,752
        Marketing........................         370,512                  _       1,442,639                   _
        Depreciation and amortization ...          40,834             39,835         119,781              51,636
        Financial........................           5,310              1,729          11,070                 347
                                              -----------        -----------     -----------         -----------
                                                1,474,483          1,543,217       3,939,534           2,441,787

Net loss.................................     $(1,449,097)       $(1,500,754)    $(3,873,752)        $(2,327,231)
                                              ===========        ===========     ===========         ===========

Loss per share...........................     $      0.08        $      0.08     $      0.21         $      0.13
                                              ===========        ===========     ===========         ===========


Weighted average number of
     common shares outstanding...........      18,631,783         17,926,882      18,234,967          17,565,306
                                              ===========        ===========     ===========         ===========



See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 1997 and 1996
(in Canadian dollars)


                                                  Three months ended                  Nine months ended
                                                     September 30,                      September 30,
                                             -----------------------------      ------------------------------
                                                     1997             1996              1997              1996
                                             ------------     ------------      ------------      ------------


Deficit, beginning of period...........      $(8,007,365)     $(2,532,076)      $(5,472,710)      $(1,539,686)
Net loss...............................       (1,449,097)      (1,500,754)       (3,873,752)       (2,327,231)
Share issue costs......................         (121,000)         (68,047)         (231,000)         (233,960)
                                             ------------     ------------      ------------      ------------
Deficit, end of period.................      $(9,577,462)     $(4,100,877)      $(9,577,462)      $(4,100,877)
                                             ============     ============      ============      ============



See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position
(Unaudited)

Periods ended September 30, 1997 and 1996
(in Canadian dollars)



                                                   Three months ended                  Nine months ended
                                                      September 30,                       September 30,
                                             -----------------------------      -----------------------------
                                                     1997             1996             1997              1996
                                             ------------     ------------      -----------       -----------
Cash provided by (used in):

Operations:
        Net loss........................     $(1,449,097)     $(1,500,754)      $(3,873,752)      $(2,327,231)
        Item not involving cash:
                Depreciation and
                   amortization ........          40,834           39,835           119,781            51,636
        Net change in non-cash
            operating working capital
            items.......................        (119,645)           5,477          (286,320)         (198,669)
                                              ----------       ----------        ----------        ----------
                                              (1,527,908)      (1,455,442)       (4,040,291)       (2,474,264)

Financing:
        Options exercised...............               -           16,250                 -            16,250
        Issue of capital stock..........               -                -         4,549,463         5,263,800
        Share issue costs...............        (121,000)         (68,047)         (231,000)         (233,960)
                                              ----------       ----------        ----------        ----------
                                                (121,000)         (51,797)        4,318,463         5,046,090

Investment:
        Purchase of capital assets......         (41,119)        (520,187)         (256,155)         (724,820)
                                              ----------       ----------        ----------        ----------

(Decrease) increase in cash and
    short-term investments..............      (1,690,027)      (2,027,426)           22,017         1,847,006

Cash and short-term
    investments, beginning
    of period...........................       4,218,971        6,042,006         2,506,927         2,167,574
                                              ----------       ----------        ----------        ----------

Cash and short-term
    investments, end of period..........      $2,528,944       $4,014,580        $2,528,944        $4,014,580
                                              ==========       ==========        ==========        ==========



See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 1997 and 1996
(in Canadian dollars)


        Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company with several major pharmaceutical projects in development in addition to expertise in diagnostic technology. The Corporation specializes in the research and development of therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

1.      BASIS OF PRESENTATION:

        (a)    Consolidation:

               The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

        (b)    Interim financial statements:

               The unaudited consolidated balance sheets as at September 30, 1997 and 1996 and the unaudited consolidated statements of earnings and deficit and changes in financial position for the three- and nine-month periods ended September 30, 1997 and 1996, respectively, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 1997 and 1996
(in Canadian dollars)


2.      CANADIAN/U.S. REPORTING DIFFERENCES:

        (a)    Consolidated statements of earnings:

               The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                   Three months ended                  Nine months ended
                                                      September 30,                      September 30,
                                             -----------------------------      ------------------------------
                                                     1997             1996              1997              1996
                                             ------------     ------------      ------------      ------------

Net loss, Canadian GAAP................      $(1,449,097)     $(1,500,754)      $(3,873,752)      $(2,327,231)

Adjustments:
        Amortization of patents........          (12,322)          (9,292)          (36,967)          (27,875)
        Stock-based
            compensation -
            options granted
            to non-employees...........                _         (172,000)                _          (395,000)
                                             ------------     ------------      ------------      ------------

Net loss, U.S. GAAP....................      $(1,461,419)     $(1,682,046)      $(3,910,719)      $(2,750,106)
                                             ============     ============      ============      ============

Loss per share, U.S. GAAP..............           $(0.08)          $(0.09)           $(0.21)           $(0.16)
                                             ============     ============      ============      ============



NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 1997 and 1996
(in Canadian dollars)


2.      CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

        (b)    Consolidated shareholders' equity:

               The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:



                                                                                Six months ended
                                                                                  September 30,
                                                                         -------------------------------
                                                                                1997                1996
                                                                         -----------          ----------
Shareholders' equity, Canadian GAAP                                       $4,274,692          $5,201,814

Adjustments:
        (i)  Amortization of patents:
                 Cumulative effect to beginning of the period               (130,606)            (91,440)
                 Current period                                              (36,967)            (27,875)
                                                                          ----------          ----------
                                                                            (167,573)           (119,315)

        (ii) Stock-based compensation:
                 Cumulative effect to beginning of period                   (592,000)                  _
                 Current period                                                    _            (395,000)
                                                                          ----------          ----------
                                                                            (592,000)           (395,000)
                                                                          ----------          ----------
        Increase in deficit                                                 (759,573)           (514,315)
                                                                          ----------          ----------
Shareholders' equity, U.S. GAAP                                           $3,515,119          $4,687,499
                                                                          ==========          ==========
